                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                           ________________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (Amendment No.    )/1/

                             Key Technology, Inc.
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                  Series B Preferred Stock, $10.00 par value
                       Warrants to Purchase Common Stock
                        (Title of Class of Securities)

                                  493143 10 1
                                  493143 20 0
                                  493143 11 9
                                (CUSIP Number)

                               Steven H. Shapiro
                                FMC Corporation
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                (312) 861-6783

                                With a copy to:

                                Thomas A. Cole
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                                (312) 853-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 12, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

________________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                                             -----------------------
Common Stock, $0.01 par value                           13D                         Page 2 of 12
CUSIP No. 493143 10 1
----------------------------------                                             -----------------------

          1             NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        FMC Corporation
--------------------------------------------------------------------------------------------------------
          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                  (a) [_]  (b) [_]
--------------------------------------------------------------------------------------------------------
          3             SEC USE ONLY
--------------------------------------------------------------------------------------------------------
          4             SOURCE OF FUNDS*
                        SC; WC
--------------------------------------------------------------------------------------------------------
          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
--------------------------------------------------------------------------------------------------------
          6             CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
--------------------------------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   420,786 (Constituting 198,510 shares of Common Stock issuable upon conversion of Series C Preferred Stock, 140,000 shares of Common
                                   Stock issuable upon conversion of Series B Preferred Stock (which is subject to a warrant) and 82,276 shares of Common Stock issuable
     NUMBER OF                     upon exercise of Warrants)
       SHARES
    BENEFICIALLY           -----------------------------------------------------------------------------
      OWNED BY                  8  SHARED VOTING POWER
        EACH                       -0-
     REPORTING             -----------------------------------------------------------------------------
    PERSON WITH                 9  SOLE DISPOSITIVE POWER
                                   420,786 (Constituting 198,510 shares of Common Stock issuable upon conversion of Series C Preferred Stock, 140,000 shares of Common
                                   Stock issuable upon conversion of Series B Preferred Stock (which is subject to a warrant) and 82,276 shares of Common Stock issuable upon exercise of Warrants)
                           -----------------------------------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        420,786
--------------------------------------------------------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES*                                               [_]
--------------------------------------------------------------------------------------------------------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        8.17%
--------------------------------------------------------------------------------------------------------
          14            TYPE OF REPORTING PERSON*
                        CO
--------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

------------------------------------------                  -------------------
Series B Preferred Stock, $10.00 par value**                     Page 3 of 12
CUSIP NO.   493143 20 0
------------------------------------------                  -------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FMC Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        SC; WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) OR 2(e)
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               140,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               140,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        140,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        11.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The Issuer is expected to list the Series B Preferred Stock within 120 days of July 12, 2000 at which time the Series B Preferred Stock will become an "equity security" registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

                                 SCHEDULE 13D

-----------------------------------                            ---------------
Warrants to Purchase Common Stock**                              Page 4 of 12
CUSIP NO.   493143 11 9
-----------------------------------                            ---------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FMC Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        SC; WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) OR 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               82,276
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               82,276
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        82,276
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


** The Issuer is expected to list the Warrants within 120 days of July 12, 2000 at which time the Warrants will become an "equity security" registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

ITEM 1.  SECURITY AND ISSUER

     The Statement on Schedule 13D dated July 20, 2000 relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Key Technology, Inc., an Oregon corporation (the "Issuer"), the Series B Preferred Stock, par value $10.00 per share, of the Issuer and Warrants to purchase the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 150 Avery Street, Walla Walla, Washington 99362.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(e). This Schedule 13D is being filed by FMC Corporation, a Delaware corporation ("FMC"). The address of FMC's principal business and principal office is 200 East Randolph Drive, Chicago, Illinois 60601. The principal business of FMC is the manufacture and sale of chemicals and machinery for industry and agriculture.

     During the last five years, FMC has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The following sets forth as to each executive officer and director of FMC:
(a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and (f) citizenship.

1.   (a)  Robert N. Burt -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Chairman of the Board and Chief Executive Officer of FMC
     (d)  No
     (e)  No
     (f)  United States of America

2.   (a)  Joseph H. Netherland -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  President of FMC
     (d)  No
     (e)  No
     (f)  United States of America

3.   (a)  William H. Schumann -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Senior Vice President and Chief Financial Officer
     (d)  No
     (e)  No
     (f)  United States of America

4.   (a)  Stephen F. Gates -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Senior Vice President, General Counsel and Corporate Secretary
     (d)  No
     (e)  No
     (f)  United States of America

5.   (a)  Charles H. Cannon, Jr. -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Vice President and Group Manager of FMC Food Tech, a division of FMC
     (d)  No
     (e)  No
     (f)  United States of America

6.   (a)  W. Kim Foster -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Vice President and General Manager-Agricultural Products Group of FMC
     (d)  No
     (e)  No
     (f)  United States of America

7.   (a)  Robert I. Harries -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Vice President and Group Manager-Chemical Products Group of FMC
     (d)  No
     (e)  No
     (f)  United States of America

8.   (a)  Peter D. Kinnear -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Vice President of FMC
     (d)  No
     (e)  No
     (f)  United States of America

9.   (a)  Stephanie Kushner -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Vice President and Treasurer of FMC
     (d)  No
     (e)  No
     (f)  United States of America

10.  (a)  Ronald D. Mambu -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Vice President and Controller of FMC
     (d)  No
     (e)  No
     (f)  United States of America

11.  (a)  James A. McClung -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Vice President-Worldwide Marketing of FMC
     (d)  No
     (e)  No
     (f)  United States of America

12.  (a)  William G. Walter -- executive officer
     (b)  200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Vice President and General Manager-Specialty Chemicals Group of FMC
     (d)  No
     (e)  No
     (f)  United States of America

13.  (a)  B.A. Bridgewater, Jr. -- director
     (b) Brown Group, Inc., 8300 Maryland Avenue, St. Louis, MO 63105 Chairman of the Board, President and Chief Executive Officer of Brown Group, Inc., a diversified marketer and retailer of footwear, 8300 Maryland Avenue, St. Louis, MO 63105
     (c)  No
     (d)  No
     (e)  No
     (f)  United States of America

14.  (a)  Paul L. Davies, Jr. -- director
     (b) Lakeside Corporation, 50 Fremont Street, Suite 3520, San Francisco, CA 94105
     (c) President of Lakeside Corporation, a real estate investment company, 50 Fremont Street, Suite 3520, San Francisco, CA 94105
     (d)  No
     (e)  No
     (f)  United States of America

15.  (a)  William F. Reilly -- director
     (b)  PRIMEDIA Inc., 745 Fifth Avenue, Fl. 23, New York, NY  10151
     (c) Chairman and Chief Executive Officer of PRIMEDIA Inc., a diversified media company, 745 Fifth Avenue, Fl. 23, New York, NY 10151
     (d)  No
     (e)  No
     (f)  United States of America

16.  (a)  James R. Thompson -- director
     (b)  Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois  60601
     (c) Chairman, Chairman of the Executive Committee and Partner of Law firm of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601
     (d)  No
     (e)  No
     (f)  United States of America

17.  (a)  Enrique Sosa -- director
     (b)  c/o FMC Corporation, 200 East Randolph Drive, Chicago, Illinois 60601
     (c)  Retired
     (d)  No

     (e)  No
     (f)  United States of America

18.  (a)  Asbjorn Larsen -- director
     (b)  Saga Petroleum ASA, P.O. Box 1345 VIKA, N-O113 Oslo, Norway
     (c) Retired President and Chief Executive Officer of Saga Petroleum ASA, a petroleum company, P.O. Box 1345 VIKA, N-O113 Oslo, Norway
     (d)  No
     (e)  No
     (f)  Norway

19.  (a)  Edward J. Mooney -- director
     (b)  Nalco Chemical Company, One Nalco Center, Naperville, IL  60563-1198
     (c) Chairman and Chief Executive Officer of Nalco Chemical Company, a specialty chemicals company, One Nalco Center, Naperville, IL 60563-1198
     (d)  No
     (e)  No
     (f)  United States of America

20.  (a)  Patricia A. Buffler -- director
     (b) University of California at Berkeley, 140 Earl Warren Hall, Berkeley, CA 94720-7360
     (c) Dean and Professor of Epidemiology at the University of California, Berkeley School of Health, 140 Earl Warren Hall, Berkeley, CA 94720-7360
     (d)  No
     (e)  No
     (f)  United States of America

21.  (a)  Albert J. Costello -- director
     (b)  W.R. Grace & Co., 1750 Clint Moore Rd., Boca Raton, FL  33487
     (c) Chairman, President and Chief Executive Officer of W.R. Grace & Co., a supplier of flexible packaging and specialty chemicals, 1750 Clint Moore Rd., Boca Raton, FL 33487
     (d)  No
     (e)  No
     (f)  United States of America

22.  (a)  Clayton Yeutter -- director
     (b) Hogan & Hartson, L.L.P., Columbia Square, 555 Thirteenth Street NW, Washington, D.C. 20004-1109
     (c) Of Counsel, Law Firm of Hogan & Hartson L.L.P., Columbia Square, 555 Thirteenth Street NW, Washington, D.C. 20004-1109
     (d)  No
     (e)  No
     (f)  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the terms of an Agreement and Plan of Merger dated February 15, 2000, as amended (the "Merger Agreement"), among the Issuer, KTC Acquisition Corp. ("Sub") and Advanced Machine Vision Corporation ("AMVC"), all of the Series B Preferred Stock of AMVC held by FMC converted into 119,106 shares of the Issuer's Series C Preferred Stock, par value $20 per share (the "Series C Preferred Stock"), and warrants to purchase 29,776 shares of Common Stock of the Issuer at an exercise price of $15 per share (the "Series C Warrants"). Each share of Series C Preferred Stock is convertible at any time into 1 2/3 shares of Common Stock of the Issuer. In addition, pursuant to an Agreement dated April 24, 2000 (the "Key Agreement") among FMC, the Issuer, Sub and AMVC, concurrently with the consummation of the transactions contemplated by the Merger Agreement, an option held by FMC to purchase common stock of AMVC converted into an option (the "FMC Option"), exercisable for $2,520,000, to purchase 210,000 shares of the Issuer's Series B Preferred Stock, par value $10 per share (the "Series B Preferred Stock"), and warrants to purchase 52,500 shares of Common Stock of the Issuer at $15 per share (the "Series B Warrants" and, together with the Series C Warrants, the "Warrants"). Each share of Series B Preferred Stock is convertible at any time into 2/3 of a share of Common Stock of the Issuer. The FMC Option may be exercised at any time (in all or in part) by FMC until October 14, 2003, at which time the FMC Option terminates. The source of funds to be used in connection with the exercise of the FMC Option and the Warrants will be FMC's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     FMC acquired the Series B Preferred Stock and the Series B Warrants pursuant to the Merger Agreement. FMC acquired the FMC Option pursuant to the Key Agreement. FMC currently intends to review its investment in the Issuer periodically and, depending on such review and factors including market conditions and share prices, the Issuer's business prospects and technology, future developments, applicable legal requirements and other factors that the management of FMC may deem material to its investment decision, FMC may seek to acquire additional securities of the Issuer or sell securities of the Issuer from time to time in the open market, in negotiated transactions, in transactions with the Issuer pursuant to the terms of the securities or otherwise or by any other permissible means. Except as set forth above, FMC has no present plans or proposals which may be related to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the issuer's board of directors;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     FMC beneficially owns 420,786 shares of Common Stock, constituting 8.17% of the outstanding shares of the Issuer's Common Stock as of May 31, 2000. Based upon filings by the Issuer with the Securities and Exchange Commission and in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, FMC beneficially owns (i) 140,000 shares of Series B Preferred Stock, constituting 11.9% of the outstanding shares of the Series B Preferred Stock and
(ii) Warrants to purchase 82,276 shares of Common Stock, constituting 16.2% of the outstanding Warrants. To the best knowledge of FMC, none of the other persons listed in Item 2 hereof owns any securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Items 3 and 4, FMC acquired the Series C Preferred Stock and the Series C Warrants pursuant to the Merger Agreement. FMC acquired the FMC Option pursuant to the Key Agreement.

     Series C Preferred Stock. Pursuant to the Certificate of Designation for the Series C Preferred Stock, each share of Series C Preferred Stock may be converted into 1 2/3 shares of Common Stock of the Issuer in two instances:

     -  by FMC at any time; or
     - by the Issuer upon certain qualifying mergers, consolidations, share exchanges or sales of substantially all of the Issuer's assets.

     In the event of any liquidation, dissolution or winding up of the Issuer, each share of Series C Preferred Stock entitles the holder to a payment of $20.00 per share, plus all accrued but unpaid dividends before any amount is distributed to holders of Common Stock. If the assets are insufficient to permit this payment to the holders of Series C Preferred Stock, then the entire assets available for distribution to the holders of capital stock shall be distributed ratably among the holders of Series C Preferred Stock and Series B Preferred Stock.

     The Series C Preferred Stock entitles FMC to vote on all matters. FMC may vote the number of whole shares of Common Stock into which its Series C Preferred Stock could be converted.

     The Issuer must redeem the Series C Preferred Stock for $20.00 per share, plus accrued but unpaid dividends on the fifth anniversary of the first day shares of Series C Preferred Stock were issued. In addition, FMC has a put right requiring the Issuer to purchase at any time any or all of its Series C Preferred Stock at the redemption price of $20.00.

     Series B Preferred Stock. Pursuant to the Certificate of Designation for the Series B Preferred Stock, each share of Series B Preferred Stock may be converted into 2/3 of a share of Common Stock of the Issuer in two instances:

     -  by the holders of such shares at any time; or
     - by the Issuer upon a merger, consolidation, share exchange or sale of substantially all of its assets.

     In the event of any liquidation, dissolution or winding up of the Issuer, the holders of Series B Preferred Stock are entitled to a payment of $10.00 per share, plus all accrued but unpaid dividends before any amount is distributed to holders of Common Stock. If the assets are insufficient to permit this payment to the holders of Series B Preferred Stock, then the entire assets available for distribution to the holders of capital stock shall be distributed ratably among the holders of Series B Preferred Stock and Series C Preferred Stock.

     The holders of Series B Preferred Stock are entitled to vote on all matters. Series B Preferred Stock holders vote the number of whole shares of Common Stock into which the holder's Series B Preferred Stock could be converted.

     The Issuer must redeem the Series C Preferred Stock for $10.00 per share, plus accrued but unpaid dividends on the fifth anniversary of the first day shares of Series B Preferred Stock were issued. The redemption date may be accelerated if the average closing price of the Issuer's Common Stock, as listed on the Nasdaq National Market, is $15.00 or more for thirty consecutive trading days. In addition, holders of Series B Preferred Stock have a put right requiring the Issuer to purchase at any time after the second anniversary of the first date shares of Series B Preferred Stock were issued any or all of their Series B Preferred Stock at the redemption price of $10.00.

     Warrants. The Series C Warrants entitle FMC to purchase at any time, for a period of five years, 29,776 shares of Common Stock at $15.00 per share, subject to adjustment.

     Prior to the expiration date of the Series C Warrants, FMC may require the Issuer to redeem the Series C Warrants for cash at a price equal to $10.00 for each whole share of Common Stock that may be purchased under the Series C Warrants. FMC does not have the right to vote or participate in any other matters as a shareholder pursuant to the Warrants.

     The Series B Warrants have identical terms to the Series C Warrants, but will not be issued until such time, if any, that FMC exercises the FMC Option.

     General. The Key Agreement, the Key Option, the forms of the Certificate of Designation for the Series B Preferred Stock and the Series C Preferred Stock and the form of the Warrants are attached as exhibits hereto and the descriptions of the foregoing contained herein are qualified in their entirety to such exhibits, which are incorporated by reference.

     Except as described herein, neither FMC nor, to the best knowledge of FMC, any of the other persons listed in Item 2 hereof, has entered into any contracts, arrangements, understandings of relationships with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement dated as of April 24, 2000 among FMC Corporation, Key Technology Inc., KTC Acquisition Corp. and Advanced Machine Vision Corporation. Incorporated by reference to Exhibit 10 to Amendment No. 3 to Schedule 13D filed by FMC Corporation with respect to Advanced Machine Vision Corporation on April 27, 2000.
Exhibit 2  Form of Certificate of Designation for Series B Convertible
           Preferred Stock of Key Technology, Inc.
Exhibit 3  Form of Certificate of Designation for Series C Convertible
           Preferred Stock of Key Technology, Inc.
Exhibit 4 Form of Warrant to Purchase Shares of Common Stock of Key Technology, Inc.
Exhibit 5  Form of Warrant Agreement
Exhibit 6 Option Agreement dated as of July 12, 2000 between Key Technology, Inc. and FMC Corporation

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2000              FMC CORPORATION

                                  By:  /s/ Charles H. Cannon, Jr.
                                       --------------------------
                                        Name:  Charles H. Cannon, Jr.
                                        Title:  Vice President